                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7)1

                               SL INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    784413106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 41 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 2 of 41 Pages
-----------------------------                          -------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   623,150
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                623,150
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     623,150
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.9%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 3 of 41 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    633,450
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                633,450
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     633,450
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 4 of 41 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    217,350
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                217,350
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     217,350
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 5 of 41 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    217,350
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                217,350
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     217,350
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 6 of 41 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 7 of 41 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 8 of 41 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEVEN WOLOSKY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 9 of 41 Pages
-----------------------------                          -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               THE SL FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    850,800
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                850,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     850,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 10 of 41 Pages
-----------------------------                          -------------------------

            The following constitutes Amendment No. 7 ("Amendment No. 7") to the
Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule
13D as specifically set forth.

   Item 4 is hereby amended to add the following:

                 On November 20, 2001, the Committee  filed a preliminary  proxy statement  with the  Securities  and  Exchange  Commission  in order to  solicit proxies  for the  election  of Warren G.  Lichtenstein,  Mark E.  Schwarz,  Glen
Kassan,  James R.  Henderson and Steven Wolosky (the  "Nominees"),  as set forth
therein,   to  the  Issuer's  Board  of  Directors  at  the  annual  meeting  of stockholders  scheduled to be held on January 22, 2002 (the "Annual Meeting"). A copy of the  preliminary  proxy  statement is attached as an exhibit  hereto and incorporated herein by reference.  Upon finalization of its proxy materials, the
Committee  intends to solicit  proxies  from the  stockholders  of the Issuer to elect the Nominees at the Annual Meeting.

                 On November 21, 2001,  Steel  Partners II delivered a letter to the Issuer  requesting to inspect a complete  list of the Issuer's  stockholders and other  corporate  records as permitted by the Issuer's Bylaws and applicable state law. The purpose of the inspection is to solicit proxies from stockholders of the Issuer to elect the Nominees at the Annual Meeting.  A copy of the letter is attached as an exhibit hereto and incorporated herein by reference.

   Item 7 is hereby amended to add the following exhibits:

            6.      Preliminary  Proxy  Statement of The RORID  Committee  dated
                    November 20, 2001.

            7.      Letter from Steel Partners II, L.P. to SL  Industries,  Inc.
                    dated November 21, 2001.

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 11 of 41 Pages
-----------------------------                          -------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 26, 2001             STEEL PARTNERS II, L.P.

                                          By:  Steel Partners, L.L.C.
                                               General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ---------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------
                                       WARREN G. LICHTENSTEIN

                                       NEWCASTLE PARTNERS, L.P.

                                          By: /s/ Mark E. Schwarz
                                              --------------------------
                                              Name: Mark E. Schwarz
                                              Title: General Partner

                                       /s/ Mark E. Schwarz
                                       -----------------------------------
                                       MARK E. SCHWARZ

                                       /s/ Glen Kassan
                                       -----------------------------------
                                       GLEN KASSAN

                                       /s/ James R. Henderson
                                       ------------------------------------
                                       JAMES R. HENDERSON

                                       /s/ Steven Wolosky
                                       -----------------------------------
                                       STEVEN WOLOSKY

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 12 of 41 Pages
-----------------------------                          -------------------------

Exhibit                                                                Page

1.   Joint Filing Agreement by and among
     Steel Partners II, L.P. and Warren G.
     Lichtenstein dated as of June 20, 1997
     (previously filed).

2.   Joint Filing Agreement by and among
     Steel Partners II, L.P., Warren G.
     Lichtenstein, Newcastle Partners,
     L.P., Mark E. Schwarz, Glen Kassan,
     James R. Henderson and Steven Wolosky
     dated as of February 15, 2001
     (previously filed).

3.   Director Nomination Letter from Steel
     Partners II, L.P. to SL Industries,
     Inc. dated February 15, 2001
     (previously filed).

4.   Letter from The SL Full Value
     Committee to Owen Farren dated
     February 16, 2001 (previously filed).

5.   Director Nomination Letter from Steel
     Partners II, L.P. to SL Industries,
     Inc. dated November 13, 2001
     (previously filed).

6.   Preliminary Proxy Statement of The                               13 to 37
     RORID Committee dated November 20, 2001.

7.   Letter from Steel Partners II, L.P. to                           38 to 41
     SL Industries, Inc. dated November 21,
     2001.

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 13 of 41 Pages
-----------------------------                          -------------------------

                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

 Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant / /

Filed by a Party other than the Registrant/X/

Check the appropriate box:

            /X/         Preliminary Proxy Statement
            / /         Confidential,   For  Use  of  the  Commission  Only  (as
                        permitted by Rule 14a-6(e)(2))
            / /         Definitive Proxy Statement
            / /         Definitive Additional Materials
            / /         Soliciting Material Under Rule 14a-12

                              SL INDUSTRIES, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                               THE RORID COMMITTEE
                             STEEL PARTNERS II, L.P.
                             WARREN G. LICHTENSTEIN
                            NEWCASTLE PARTNERS, L.P.
                                 MARK E. SCHWARZ
                                   GLEN KASSAN
                               JAMES R. HENDERSON
                                 STEVEN WOLOSKY
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

            Payment of Filing Fee (Check the appropriate box):

            /X/         No fee required.

            / /         Fee  computed  on table  below  per  Exchange  Act Rules
                        14a-6(i)(1) and 0-11.

            (1)         Title of each class of securities  to which  transaction
                        applies:

--------------------------------------------------------------------------------

            (2)         Aggregate  number  of  securities  to which  transaction
                        applies:

--------------------------------------------------------------------------------

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 14 of 41 Pages
-----------------------------                          -------------------------

            (3)         Per unit price or other  underlying value of transaction
                        computed pursuant to Exchange Act Rule 0-11:

--------------------------------------------------------------------------------

            (4)         Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------

            (5)         Total fee paid:

--------------------------------------------------------------------------------

            / /         Fee paid previously with preliminary materials:

--------------------------------------------------------------------------------

            / /         Check box if any part of the fee is  offset as  provided
by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

            (1)         Amount Previously Paid:

--------------------------------------------------------------------------------

            (2)         Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------

            (3)         Filing Party:

--------------------------------------------------------------------------------

            (4)         Date Filed:

--------------------------------------------------------------------------------

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 15 of 41 Pages
-----------------------------                          -------------------------

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED NOVEMBER 20, 2001

                         ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                               SL INDUSTRIES, INC.
                            -------------------------

                                 PROXY STATEMENT
                                       OF
                               THE RORID COMMITTEE
                            -------------------------

                    PLEASE MAIL THE ENCLOSED GOLD PROXY CARD

            The  RORID  Committee  (the   "Committee")  is  the  second  largest
stockholder  of SL  Industries,  Inc.,  a  Delaware  corporation  ("SL"  or  the
"Company").  The Committee is writing to you in connection  with the election of directors  to SL's  Board of  Directors  at the annual  meeting of  stockholders scheduled  to be held  on  January  22,  2002,  including  any  adjournments  or postponements  thereof and any meeting  which may be called in lieu thereof (the
"Annual  Meeting").  The  Committee  has  nominated  its slate of  directors  in opposition to the incumbent  Board of Directors (the "SL Board").  The Committee
believes  that  SL's  historical  financial  and  stock  price  performance  has significantly trailed its peer group and recent actions of the SL Board have not been in the best interests of SL's stockholders. The Committee is convinced that
a  more  thorough  investigation  of  strategic  alternatives,   and  a  greater
dedication to maximizing  stockholder  value,  will only be achieved through the election of the Committee's slate.

            This proxy  statement (the "Proxy  Statement") and the enclosed GOLD proxy  card are  being  furnished  to  stockholders  of SL by the  Committee  in connection with the solicitation of proxies from SL's stockholders to be used at the Annual Meeting to elect the Committee's  nominees,  Warren G.  Lichtenstein,
Mark E.  Schwarz,  James R.  Henderson,  Glen  Kassan  and Steven  Wolosky  (the
"Nominees")  to the SL Board.  As Nominees for director,  Messrs.  Lichtenstein,
Schwarz,  Henderson,  Kassan and Wolosky are deemed to be  participants  in this proxy solicitation.  As members of the soliciting group, Steel Partners II, L.P.
("Steel")  and  Newcastle  Partners,  L.P.  ("Newcastle")  are also deemed to be participants in the proxy  solicitation.  The principal  executive offices of SL are located at 520 Fellowship  Road,  Suite A114, Mt. Laurel,  New Jersey 08054.
This Proxy  Statement and the GOLD proxy card are first being  furnished to SL's stockholders on or about November __, 2001.

            SL has set the record date for determining  stockholders entitled to notice of and to vote at the Annual  Meeting as of December 5, 2001 (the "Record
Date").  Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each Share (as defined herein)
held on the Record  Date.  According  to SL, as of the Record  Date,  there were
_________  shares of common  stock,  $.20 par  value per share  (the  "Shares"), outstanding  and entitled to vote at the Annual  Meeting.  The Committee,  along with all of the participants in this solicitation,  are the beneficial owners of an  aggregate  of 850,800  Shares which  represents  approximately  14.9% of the
Shares  outstanding  (based  on  information  publicly  disclosed  by  SL).  The
Committee intends to vote such Shares for the election of the Nominees.

THIS  SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD
OF  DIRECTORS  OR  MANAGEMENT  OF SL.  THE  COMMITTEE  IS NOT AWARE OF ANY OTHER
MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN THE  RATIFICATION  OF
THE APPOINTMENT OF THE COMPANY'S AUDITORS. WE EXPRESS NO OPINION WITH RESPECT TO
THE PROPOSAL TO RATIFY THE APPOINTMENT OF THE COMPANY'S  AUDITORS.  SHOULD OTHER
MATTERS,  WHICH THE  COMMITTEE  IS NOT AWARE OF A  REASONABLE  TIME  BEFORE THIS
SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES
IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 16 of 41 Pages
-----------------------------                          -------------------------

WE URGE  YOU TO SIGN,  DATE  AND  RETURN  THE  GOLD  PROXY  CARD IN FAVOR OF THE
ELECTION OF OUR NOMINEES DESCRIBED IN THIS PROXY STATEMENT.

IF YOU HAVE ALREADY SENT A ____ PROXY CARD TO THE SL BOARD,  YOU MAY REVOKE THAT
PROXY AND VOTE  AGAINST  THE  ELECTION OF SL'S  NOMINEES BY SIGNING,  DATING AND
RETURNING THE ENCLOSED  GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE
THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY
DELIVERING A WRITTEN  NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL
MEETING TO THE COMMITTEE, C/O INNISFREE M&A INCORPORATED WHO IS ASSISTING IN
THIS  SOLICITATION,  OR TO THE  SECRETARY  OF SL,  OR BY VOTING IN PERSON AT THE
ANNUAL MEETING.

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 17 of 41 Pages
-----------------------------                          -------------------------

                                    IMPORTANT

            Your vote is  important,  no matter  how many or how few  Shares you own. The Committee  urges you to sign,  date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees.

            The Nominees are committed,  subject to their fiduciary duty to SL's stockholders,  to giving all SL's  stockholders  the  opportunity to receive the maximum value for their Shares. A vote FOR the Nominees will enable you - as the owners  of SL - to send a  message  to SL's  Board  that  you are  committed  to maximizing the value of your Shares.

o           If your Shares are registered in your own name, please sign and date the  enclosed  GOLD proxy card and return it to the  Committee,  c/o
            Innisfree M&A Incorporated, in the enclosed envelope today.

o           If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution on the Record Date, only it can  vote  such  Shares  and  only  upon  receipt  of your  specific instructions. Accordingly, please contact the person responsible for your account and instruct  that person to execute on your behalf the
            GOLD  proxy  card.   The   Committee   urges  you  to  confirm  your
            instructions  in writing to the person  responsible for your account and to provide a copy of such  instructions  to the  Committee,  c/o
            Innisfree   M&A   Incorporated,   who  is   assisting   in  this
            solicitation,  at the address and telephone numbers set forth below, and on the back  cover of this  proxy  statement,  so that we may be aware of all  instructions  and can  attempt  to  ensure  that  such instructions are followed.

                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                        [INNISFREE M&A INCORPORATED LOGO]
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                         CALL TOLL FREE: (888) 750-5834
                BANKERS AND BROKERS CALL COLLECT: (212) 750-5833

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 18 of 41 Pages
-----------------------------                          -------------------------

PROPOSAL I - ELECTION OF DIRECTORS

REASONS FOR THE SOLICITATION

            We are asking you to elect our Nominees in order to:

            o           remove five  incumbent  directors  whose  interests,  we
                        believe,  are not  aligned  with the  interests  of SL's
                        stockholders;

            o           take action that would give  stockholders  the  greatest
                        return on their investment in the short term; and

            o           elect  representatives  who are  committed to maximizing
                        value for all of SL's stockholders.

            The Committee believes that the election of the Nominees  represents the best means for SL's stockholders to maximize the value of their Shares.  The
Committee, as the second largest stockholder of SL, has a vested interest in the maximization  of the value of the Shares.  In considering who is best capable of maximizing  value, the Committee shares the frustration of SL's  stockholders in the Board's inability to maximize stockholder value.

WE BELIEVE THAT SL'S SHARE PRICE OVER THE PAST SEVERAL YEARS    DEMONSTRATES THE
BOARD'S FAILURE TO CREATE VALUE FOR ITS STOCKHOLDERS

            o           According to information contained in management's proxy
                        statement  for the 1999 Annual  Meeting of  Stockholders
                        (the "Management  Proxy  Statement"),  during the period
                        from July 31, 1994  through  September  30,  1999,  SL's
                        Share price performance  trailed the S&P  Electrical
                        Equipment Group index by a significant margin.

            o           According to the Management Proxy Statement, during this
                        period SL's Share price performance has trailed its peer
                        group index by over 90 percentage points with cumulative
                        total returns for the S&P Electrical Equipment Group
                        index of approximately 431% compared to cumulative total
                        returns for SL's Shares of approximately 339%.

            o           Since the Management Proxy Statement,  SL has not mailed
                        proxy materials reporting comparisons of its Share price
                        with its peer group  indexes due to SL's failure to hold
                        an annual meeting of stockholders in over two years.

            o           On  September  30,  1999,  the  date  on  which  SL last
                        compared its Share price to its peer group indexes,  the
                        Share price closed at $14.25 per Share.  Since then, the
                        Share price has  plummeted to as low as $3.72 on October
                        9, 2001, representing a stunning 74% decrease.

            o           Since then, the Share price has been languishing between
                        $4.05 and $8.10 per Share,  well below the $14.00 levels
                        seen in late 1999.

            Due to the Company's  lagging Share price, the NYSE has notified the
Company that it is not in compliance with the market capitalization requirements for continued listing of the Shares on the NYSE. According to the Company's Form
10-Q for the fiscal  quarter ended  September  30, 2001 (the "Form  10-Q"),  the
Company  must  submit  a plan to the  NYSE  no  later  than  December  10,  2001 demonstrating how it intends to achieve and sustain compliance. The Committee is extremely  concerned  that the  potential  delisting of the Shares from the NYSE could adversely effect stockholders' liquidity.

WE BELIEVE THAT THE SL BOARD'S RESTRUCTURING PLAN IS NOT IN THE BEST INTERESTS OF
THE STOCKHOLDERS

            On March 19, 2001,  although SL announced that it had engaged Credit
Suisse First Boston to explore a sale of SL and solicited  transaction proposals from potential purchasers, the Committee questions whether the SL Board ever

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 19 of 41 Pages
-----------------------------                          -------------------------

had a  real  intention  to  pursue  a sale  of  the  Company.  This  belief  was underscored by SL's press release issued on November 5, 2001 announcing that the
SL Board did not believe that it was in the best  interests of the  stockholders to sell the entire company at that time. The SL Board further  disclosed that it is in the process of negotiating  the sale of two  subsidiaries of SL. It is the
Committee's  opinion that SL should be sold in its entirety at the current time.
The  Committee is concerned  that the potential  sale of these two  subsidiaries will be for  substantial  losses similar to previous sales of SL business units, as discussed in SL's public filings, and will not maximize stockholder value for the SL stockholders in the immediate future.

            The  Committee  believes  that SL's Share  price has  suffered  as a result of continued losses,  including losses from operations which have already been discontinued in the current fiscal year.

            o           According  to the Form 10-Q,  SL realized  net losses of
                        approximately  $7.5  million  for the nine month  period
                        ended  September  30,  2001  compared  to net  income of
                        approximately  $2.1 million for the comparable period in
                        2000.

            o           According  to  SL's  public  filings,  during  2001,  SL
                        implemented  a  plan  to  restructure   certain  of  its
                        operations  including (i) the closure of the engineering
                        and sales  support  facility  of its Condor  D.C.  Power
                        Supplies subsidiary ("Condor"),  (ii) the elimination of
                        personnel at Condor's manufacturing facility in Reynosa,
                        Mexico and Mexicali,  Mexico and headquarters in Oxnard,
                        California,  (iii) the closure of Condor's manufacturing
                        facility in Reynosa, Mexico, and (iv) the disposition of
                        its SL Waber business.

            o           According to the Form 10-Q, the Company  recorded losses
                        from the Company's  restructuring  plan of approximately
                        $8.2  million  and $4.1  million in the second and third
                        fiscal quarters of 2001, respectively.

            o           The Company expects to record approximately $1.2 million
                        in losses from the Company's  restructuring  plan in the
                        fourth fiscal quarter of 2001.

            o           It is  the  Committee's  opinion  that  the  SL  Board's
                        strategy to continue  divesting its individual  business
                        units is too late and is not necessarily the best way to
                        maximize stockholder value.

WE ARE EXTREMELY CONCERNED WITH THE COMPANY'S ABILITY TO CONTINUE AS A GOING
CONCERN

            o           According   to   public   filings,   the   Company   has
                        historically   financed   its   operations   and  growth
                        primarily  with  funds  generated  from  operations  and
                        borrowings   under  its   revolving   credit   facility.
                        According  to the Form 10-Q,  the Company has  exhausted
                        the availability of funds under its credit facility with
                        $38.8  million of principal  outstanding  of the maximum
                        $40 million available under the credit facility.

            o           According to the Form 10-Q,  the Company has advised its
                        banks that it was in default of the financial  covenants
                        in its credit  facility at September 30, 2001, and is in
                        discussions  with  its  banks  to  amend  its  financial
                        covenants.

            o           The  Company   previously  entered  into  a  waiver  and
                        amendment to the credit facility after failing to comply
                        with certain financial covenants at March 31, 2001.

            o           According to the Form 10-Q,  the  Company's  independent
                        auditors  have  advised  the  Company  that  failure  to
                        resolve these  matters prior to the  completion of their
                        audit of the consolidated  financial statements for 2001
                        may  result  in a  modification  of  their  report  with
                        respect to the Company's  ability to continue as a going
                        concern.

            o           On November  15, 2001,  SL announced in a press  release
                        that the SL Board has  voted to  suspend  the  Company's
                        regular semi-annual cash dividend, which would have been
                        payable in November 2001.

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 20 of 41 Pages
-----------------------------                          -------------------------

                        The Company is precluded  from paying cash  dividends to
                        its  stockholders  in the event it is not in  compliance
                        with certain financial covenants in its credit facility.

EXECUTIVE OFFICERS OF SL HAVE RECENTLY ENTERED INTO CHANGE IN CONTROL AGREEMENTS
WITH SL INDICATING TO THE COMMITTEE THAT CURRENT MANAGEMENT'S  INTERESTS MAY NOT
BE ALIGNED WITH THE INTERESTS OF SL STOCKHOLDERS

            In the report of the SL Board  Compensation  Committee  in SL's Form
10-K for the year ended December 31, 2000,  the  Compensation  Committee  stated
that it  "believes  that  executive  compensation  should  be  linked  to  value delivered to  shareholders"  and that the Company's  compensation  programs have been  "designed to provide a correlation  between the  financial  success of the executive and the shareholders." On May 1, 2001, the Company entered into change in control agreements with executive officers Owen Farren, David Nuzzo and Jacob
Cherian  which we  believe  are  inconsistent  with the  Compensation  Committee philosophy.  Under the  agreements,  the executive  officers will be entitled to severance  payments  and full  benefits  for up to 36  months  in the  event the executives are terminated by the Company or its successor  (other than for death or disability), or the executives terminate their employment with the Company or its successor, and either termination occurs within one year following a "change in  control"  (as  defined  in the  agreements),  or within  one year  following execution by the Company of a  definitive  agreement  contemplating  a change in control that occurs,  whichever is later. For example,  in the event of a change in  control,  Owen Farren  would be  entitled to a lump sum cash  payment of the product of 2.99 times the average of Mr.  Farren's  combined  annual  salary and cash bonus paid for each of the three full  calendar  years  ending prior to the change in control.  Based on Mr. Farren's annual salary and cash bonus from 1998 to 2000,  he would be entitled to a lump sum cash  payment of over $1.1  million upon a change in control, subject to the provisions of the agreement.

            We believe that the change in control agreements are unwarranted and a waste of corporate assets in view of SL's disastrous Share price and operating performance  described above. How are these change in control agreements "linked to value  delivered  to  shareholders"?  We find it  suspect  that the change in control  agreements were entered into shortly after the Committee  nominated its slate of directors in February 2001 to challenge the incumbent Board at the next annual  meeting.  Under  the  terms of the  change in  control  agreements,  the election of our slate to the SL Board would constitute a "change in control." We are extremely  concerned that the change in control  agreements were executed in order to provide golden parachutes for SL's executives rather than incentivizing them  to  create  stockholder  value  and  to  have  a  chilling  effect  on the stockholders' rights to elect directors.

WE ALSO  QUESTION  WHETHER  THE  INTERESTS  OF THE SL BOARD AND  MANAGEMENT  ARE
ALIGNED WITH THE INTERESTS OF SL STOCKHOLDERS IN VIEW OF THEIR LIMITED OWNERSHIP
OF SECURITIES OF SL

            As the beneficial owners of an aggregate of 850,800 Shares, or 14.9%
of the Shares outstanding,  we have a significant  investment at stake. Of these
850,800  Shares,  623,150  Shares are owned  outright by Steel,  of which Warren
Lichtenstein  is the managing member of its general  partner,  10,300 Shares are owned  outright by Mr.  Lichtenstein,  and 217,350  Shares are owned outright by
Newcastle,  of which Mark Schwarz is the sole general  partner.  Although  James
Henderson,  Glen  Kassan  and  Steven  Wolosky  do not own any  Shares of SL, in
agreeing  to serve as  Nominees  they are  committed  to the  objectives  of the
Committee described herein. Our interests are clearly aligned with yours. We are committed to maximizing  stockholder  value. In contrast,  as of March 16, 2001, all of the  members of the SL Board and its most  highly  compensated  executive officers named in the Management Proxy Statement collectively owned barely 1% of the Shares  outright,  based on information  disclosed in the  Management  Proxy
Statement.  We believe  that the lack of  significant  actual  ownership  of the
Shares by the SL Board and  management  may  contribute  to the SL  Board's  and management's  lack  of  commitment  to  maximizing  the  value  of  the  Shares.
Additionally,  we believe that the lack of significant  actual  ownership of the
Shares by the SL Board and management may result in actions taken by SL that are not  always  in the best  interests  of the  greater  majority  of  unaffiliated stockholders.  The  table  set  forth  below  which  has been  derived  from the
Management Proxy Statement contains  information  regarding the actual ownership of the Shares by the SL Board and  management.  Reference is made to Schedule II
of  this  Proxy  Statement  which  contains  information   regarding  beneficial
ownership  of the SL Board and  management  which has also been derived from the
Management Proxy Statement.

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 21 of 41 Pages
-----------------------------                          -------------------------

                                                 Shares Owned     Percentage    Shares Beneficially  Percentage
Name of Beneficial Owner                           Outright        Owned(1)          Owned(2)         Owned(1)
------------------------                           --------        --------          --------         --------
J. Dwane Baumgardner........................         2,000            *                57,153               *
Richard E. Caruso...........................             0            *                 5,992               *
Owen Farren.................................        37,314            *               239,914           4.22%
Charles T. Hopkins..........................         1,000            *                 1,000               *
David R. Nuzzo..............................         6,281            *                40,781               *
J. Edward Odegaaard.........................         2,000            *                 2,000               *
Walter I. Rickard ..........................           338            *                12,669               *
Robert J. Sanator...........................         8,000            *                 8,000               *
All Directors and Executive                         56,933           1%               367,509           6.46%
Officers as Group...........................
-------------------------
* Less than one percent (1%).

(1)         Assuming 5,687,057 outstanding Shares, as reported in the Management
            Proxy Statement.

(2)         Includes  Shares  subject  to  immediately  exercisable  options  as follows:  Mr. Baumgardner,  55,153 Shares; Mr. Caruso, 5,992 Shares;
            Mr. Farren,  202,600 Shares; Mr. Nuzzo,  34,500 Shares; Mr. Rickard,
            12,331 Shares;  and all directors and executive officers as a group,
            310,576 Shares.

WE  BELIEVE  THAT THE SL BOARD  MUST  PROMPTLY  EXPLORE  OTHER  ALTERNATIVES  TO
MAXIMIZE STOCKHOLDER VALUE INCLUDING A SALE OF THE ENTIRE COMPANY

            The  Committee  believes  that the value of the Company has not been maximized  by the SL Board  and  believes  that  the  election  of the  Nominees represents the best means for  stockholders  to have the ability to maximize the present value of their Shares. If elected,  the Nominees will,  subject to their fiduciary  duties,  explore all available  alternatives to maximize  stockholder value including, but not limited to (i) selling the entire company by means of a merger, tender offer or otherwise;  or (ii) divesting assets of the Company on a tax  efficient  basis.  Additionally,  if elected,  the  Nominees  will retain a nationally  recognized  investment  banking  firm to  assist in the  review  and implementation  of the  alternatives  that  the  Nominees  believe  will  in the
immediate   future  maximize   stockholder   value  for  all  of  the  Company's
stockholders.

            Subject to their fiduciary duties, the Nominees will make their best effort  to  maximize  stockholder  value to  pursue a sale of SL to the  highest bidder and on the most favorable  terms available to SL. The Nominees would work to solicit bids from  potential  acquirors,  including  competitors  of SL. Bids would be  carefully  evaluated  based on, among other  things,  the value of the consideration offered, the ability of the bidder to finance the bid, the quality of any non- cash consideration offered (including the financial condition of any bidder  offering  non-cash  consideration),  and the  timing and  likelihood  of consummation of the proposed  transaction in light of any required  financing or regulatory approvals.  We believe that the evaluation process described, as well as any other reasonable evaluation process, can be conducted quickly.

            We wish to provide the stockholders, the true owners of SL, with the opportunity to elect directors that are unaffiliated with the existing Board. If all are elected,  the Nominees will  constitute a majority of the current eight-
member  Board.  Your vote to elect the  Nominees  does not  constitute a vote in favor  of our  value  enhancing  plans  including  pursuing  a sale of SL to the highest  bidder.  Your vote to elect the Nominees  will have the legal effect of replacing  five  incumbent  directors  with our  Nominees.  If the  Nominees are elected to the Board and a transaction

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 22 of 41 Pages
-----------------------------                          -------------------------

involving  the sale of SL is  proposed by the Board,  stockholders  will have an opportunity to vote on such transaction to the extent required by law.

            Neither we (nor to our  knowledge,  any other  person on our behalf)
has made or undertaken any analysis or reports as to whether  stockholder  value will be  maximized  as a result of this  solicitation  or obtained  reports from consultants  or other  outside  parties as to whether  the  proposals  presented herein would have an effect on stockholder value. There can be no assurance that stockholder  value will be  maximized  as a result of this  solicitation  or the election of the Nominees.

THE NOMINEES

            The following  information  sets forth the name,  business  address,
present  principal   occupation,   and  employment  and  material   occupations,
positions, offices, or employments for the past five years of the Nominees. This information  has been furnished to the Committee by the Nominees.  Where no date is given for the commencement of the indicated  office or position,  such office or position was assumed prior to November __, 1996.  Each person listed below is a citizen of the United States.

            Warren G. Lichtenstein (36) has served as the Chairman of the Board,
Secretary and the Managing Member of Steel Partners, L.L.C., the general partner of Steel,  since January 1, 1996.  Prior to such time, Mr.  Lichtenstein was the
Chairman and a director of Steel  Partners,  Ltd., the general  partner of Steel
Partners  Associates,  L.P.,  which was the general partner of Steel,  from 1993 until  prior to January  1,  1996.  Mr.  Lichtenstein  was the  acquisition/risk arbitrage analyst at Ballantrae Partners, L.P., a private investment partnership
formed  to  invest  in  risk  arbitrage,   special  situations  and  undervalued
companies,  from 1988 to 1990.  Mr.  Lichtenstein  has served as a  director  of
WebFinancial  Corporation,  a consumer and commercial lender,  since 1996 and as its President and Chief  Executive  Officer since  December 1997. He served as a director and the Chief Executive Officer of Gateway Industries, Inc., a provider of database development and Web site design and development services, since 1994 and as the Chairman of the Board since 1995.  Mr.  Lichtenstein  has served as a director and the President and Chief  Executive  Officer of CPX Corp., a company with no significant operating business, since June 1999 and as its Secretary and
Treasurer  since May 2001. Mr.  Lichtenstein is also a director of the following publicly  held  companies:  TAB  Products  Co., a document  management  company;
Tandycrafts,  Inc., a manufacturer  of picture  frames and framed art;  Puroflow
Incorporated,  a designer and manufacturer of precision  filtration devices; ECC
International   Corp.,  a  manufacturer  and  marketer  of   computer-controlled
simulators for training personnel to perform maintenance and operator procedures on military weapons; United Industrial  Corporation,  a designer and producer of defense, training, transportation and energy systems; and US Diagnostic Inc., an operator of outpatient medical diagnostic imaging and related facilities.  He is a former director of Saratoga Beverage Group, Inc., a beverage  manufacturer and distributor,  Alpha Technologies,  Inc., an electronics components manufacturer,
Tech-Sym Corporation,  an electronics engineering and manufacturing company, and
PLM  International,  Inc.,  an equipment  leasing  company.  He also served as a director  of SL from 1993 to 1997.  Mr.  Lichtenstein  served as Chairman of the
Board  of  Aydin  Corporation,  a  provider  of  products  and  systems  for the acquisition  and  distribution  of information  over  electronic  communications media,  from  October 5, 1998 until its sale to L-3  Communications  Corporation
("L-3") in April 1999 at a price of $13.50 per share, which represents a premium of approximately  39% over the reported closing price of $9.69 per share the day preceding  the  announced  transaction  with  L-3.  As of the date  hereof,  Mr.
Lichtenstein  beneficially owned 633,450 Shares,  including 623,150 Shares owned by Steel.  The business  address of Mr.  Lichtenstein  is c/o Steel Partners II,
L.P., 150 E. 52nd Street,  21st Floor, New York, New York 10022. For information regarding Mr.  Lichtenstein's  purchases and sales of Shares during the past two years, see Schedule I.

            Mark E.  Schwarz  (41) has  served as the sole  general  partner  of
Newcastle,  a private  investment  firm,  since 1993.  Mr. Schwarz was also Vice
President and Manager of Sandera  Capital,  L.L.C.,  a private  investment  firm affiliated with Hunt Financial  Group,  L.L.C.,  a Dallas-based  investment firm associated with the Lamar Hunt family ("Hunt"),  from 1995 to September 1999 and a securities analyst and portfolio Manager for SCM Advisors,  L.L.C., formerly a
Hunt-affiliated  registered  investment  advisor,  from May  1993 to  1996.  Mr.
Schwarz currently serves as a director of the following companies:  WebFinancial
Corporation,  a commercial and consumer lender; Nashua Corporation,  a specialty paper,  label and  printing  supplies  manufacturer;  Bell  Industries,  Inc., a computer systems  integrator;  and Tandycrafts,  Inc., a manufacturer of picture frames and framed art.  Mr.  Schwarz has also served as Chairman of the Board of
Directors  of  Hallmark  Financial  Services,   Inc.,  a   property-and-casualty
insurance holding

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 23 of 41 Pages
-----------------------------                          -------------------------

company,  since October 2001.  From October 1998 through April 1999, Mr. Schwarz served as a director of Aydin Corporation,  a defense-electronics  manufacturer.
As of the date hereof,  Mr. Schwarz  beneficially  owned an aggregate of 217,350
Shares,  all of which were owned directly by Newcastle.  The business address of
Mr.  Schwarz is c/o Newcastle  Partners,  L.P., 200 Crescent  Court,  Suite 670,
Dallas, Texas 75201. For information regarding Mr. Schwarz's purchases and sales of Shares during the past two years, see Schedule I.

            James R.  Henderson  (42) has  served as a Vice  President  of Steel
Partners,  L.L.C.  since  August 1999.  He has also served as Vice  President of
Operations of WebFinancial Corporation,  a commercial and consumer lender, since
September  2001.  From 1996 to July 1999, Mr.  Henderson was employed in various positions with Aydin  Corporation,  a  defense-electronics  manufacturer,  which included a tenure as president and Chief Operating  Officer from October 1998 to
June 1999.  Prior to his employment with Aydin  Corporation,  Mr.  Henderson was employed  as an  executive  with UNISYS  Corporation,  an  e-business  solutions provider. Mr. Henderson is a director of ECC International Corp., a manufacturer and marketer of computer-controlled simulators for training personnel to perform maintenance and operator  procedures on military weapons. As of the date hereof,
Mr.  Henderson  did not  beneficially  own any  Shares.  Mr.  Henderson  has not purchased or sold any Shares during the past two years.  The business address of
Mr. Henderson is c/o Steel Partners II, L.P., 150 East 52nd Street,  21st Floor,
New York, New York 10022.

            Glen Kassan (58) has served as  Executive  Vice  President  of Steel
Partners Services,  Ltd., a management and advisory company, since June 2001 and
Vice  President  since October 1999.  Steel  Partners  Services,  Ltd.  provides management  services to Steel.  Mr. Kassan has served as Vice  President,  Chief
Financial  Officer and  Secretary  of Gateway  Industries,  Inc.,  a provider of database  development and Web site design and development  services,  since June
2000.  He has  also  served  as Vice  President,  Chief  Financial  Officer  and
Secretary of WebFinancial  Corporation,  a commercial and consumer lender, since
June 2000.  From 1997 to 1998, Mr. Kassan served as Chairman and Chief Executive
Officer of Long Term Care Services,  Inc., a privately owned healthcare services company  which  Mr.  Kassan  co-founded  in 1994 and  initially  served  as Vice
Chairman  and Chief  Financial  Officer.  Mr.  Kassan is currently a director of
Tandycrafts,  Inc., a manufacturer  of picture  frames and framed art,  Puroflow
Incorporated,  a designer and manufacturer of precision  filtration devices, and the  Chairman of the Board of US  Diagnostic  Inc.,  an  operator of  outpatient diagnostic  imaging.  As of the date hereof, Mr. Kassan did not beneficially own any Shares.  Mr. Kassan has not purchased or sold any Shares during the past two years.  The business  address of Mr. Kassan is c/o Steel  Partners II, L.P., 150
East 52nd Street, 21st Floor, New York, New York 10022.

            Steven  Wolosky  (46) has been a partner  of Olshan  Grundman  Frome
Rosenzweig  &  Wolosky LLP,  counsel to Steel, for more than five years. Mr.
Wolosky is also Assistant  Secretary of WHX  Corporation,  a NYSE listed holding company and a director of CPX Corp.,  a company  with no  significant  operating business.  As of the date  hereof,  Mr.  Wolosky  did not  beneficially  own any
Shares.  Mr.  Wolosky has not  purchased or sold any Shares  during the past two years.  The  business  address  of Mr.  Wolosky  is c/o  Olshan  Grundman  Frome
Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022.

            The Nominees  will not receive any  compensation  from the Committee for their services as a director of SL. On February 15, 2001,  Steel,  Newcastle and the  Nominees  (collectively,  the  "Group")  entered  into a  Joint  Filing
Agreement (the "Joint Filing  Agreement") in which, among other things, (i) they agreed to the joint filing on behalf of each of them of  statements  on Schedule
13D with respect to Shares of SL, (ii) they agreed to form the Committee for the purpose of  soliciting  proxies  or written  consents  for the  election  of the
Nominees, or any other person(s) nominated by Steel, to the SL Board at the next annual  meeting of  stockholders,  and (iii) Steel  agreed to bear all  expenses incurred in connection with the Group's activities,  including approved expenses incurred  by any of the  parties  in the  solicitation  of  proxies  or  written consents by the Committee.

            Other  than  as  stated  above,   there  are  no   arrangements   or
understandings  between the  Committee  and each  Nominee or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each of the Nominees to serve as a director of SL if elected as such at the Annual  Meeting.  The  Nominees  have not been  convicted  in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years.  Except as provided  for under "Legal  Proceedings"  herein, none of the Nominees is a party adverse to SL or any of its  subsidiaries or has a material  interest  adverse to SL or any of its  subsidiaries  in any material pending legal proceedings.

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 24 of 41 Pages
-----------------------------                          -------------------------

            The  Committee  does not expect that the Nominees  will be unable to stand for election, but, in the event that such persons are unable to do so, the
Shares  represented  by the enclosed GOLD proxy card will be voted for alternate nominees.  In addition,  the Committee reserves the right to nominate substitute or  additional  persons if SL makes or  announces  any  changes  to its  Bylaws, including  increasing  the size of the Board,  or takes or  announces  any other action that has, or if consummated  would have, the effect of disqualifying  the
Nominees.  In any such case, Shares  represented by the enclosed GOLD proxy card will be voted for such substitute or additional nominees.

YOU ARE URGED TO VOTE FOR THE  ELECTION  OF THE  NOMINEES ON THE  ENCLOSED  GOLD
PROXY CARD.

                           VOTING AND PROXY PROCEDURES

            Only  stockholders  of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote.
Stockholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Stockholders  of record on the Record Date will retain their voting rights in connection with the
Annual  Meeting even if they sell such Shares  after the Record  Date.  Based on publicly available information, the Committee believes that the only outstanding class of securities of SL entitled to vote at the Annual Meeting are the Shares.

            Shares  represented  by properly  executed  GOLD proxy cards will be voted  at the  Annual  Meeting  as  marked  and,  in  the  absence  of  specific instructions,  will be voted FOR the election of the Nominees to the Board,  and in the  discretion  of the persons  named as proxies on all other matters as may properly come before the Annual Meeting. Directors are elected by a plurality of the votes cast (assuming a quorum is present). An abstention from voting will be tabulated  as a vote  withheld on the election and will be included in computing the number of Shares  present for  purposes  of  determining  the  presence of a quorum,  but will not be considered in determining  whether each of the nominees has  received  a  plurality  of the votes cast at the  Annual  Meeting.  Proxies relating to "street  name"  Shares that are voted by brokers only on some of the proposals  will  nevertheless  be treated as present for purposes of determining the  presence of a quorum on all matters but will not be entitled to vote on any proposal which the broker does not have  discretionary  voting power and has not received instructions from the beneficial owner ("broker non-votes").  Directors are elected by a plurality  of the votes cast and the  nominees  who receive the most votes will be elected.

            Stockholders  of SL may  revoke  their  proxies at any time prior to exercise  by  attending  the  Annual  Meeting  and  voting in  person  (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a revocation of any earlier proxy.  The revocation may be delivered  either to the
Committee in care of Innisfree M&A  Incorporated at the address set forth on the back cover of this Proxy  Statement or to SL at 520 Fellowship  Road,  Suite
A114, Mt. Laurel, New Jersey 08054 or any other address provided by SL. Although a revocation is effective if delivered to SL, the Committee requests that either the original or photostatic copies of all revocations be mailed to the Committee in care of Innisfree  M&A  Incorporated at the address set forth on the back cover  of this  Proxy  Statement  so that  the  Committee  will be  aware of all revocations  and can more  accurately  determine  if and when  proxies have been received  from the  holders  of record on the Record  Date of a majority  of the outstanding Shares.

IF YOU WISH TO VOTE FOR THE  ELECTION OF THE  NOMINEES  TO THE SL BOARD,  PLEASE
SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE  POSTAGE-PAID
ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

            The  solicitation  of proxies  pursuant to this Proxy  Statement  is being  made by the  Committee.  Proxies  may be  solicited  by mail,  facsimile, telephone, telegraph, Internet, in person and by advertisements.

            The  Committee  has  retained  Innisfree  M&A  Incorporated  for solicitation  and advisory  services in connection with this  solicitation,  for which Innisfree  M&A  Incorporated will receive a fee not to exceed $______, together with reimbursement for its reasonable  out-of-pocket expenses, and will be indemnified against certain liabilities and

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 25 of 41 Pages
-----------------------------                          -------------------------

expenses,  including  certain  liabilities  under the federal  securities  laws.
Innisfree M&A  Incorporated will solicit proxies from individuals,  brokers, banks,  bank  nominees  and  other  institutional  holders.  The  Committee  has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all  solicitation  materials to the  beneficial  owners of the Shares they hold of record. The Committee will reimburse these record holders for their reasonable  out-of-pocket expenses in so doing. It is anticipated that Innisfree
M&A  Incorporated  will  employ  approximately  __ persons  to solicit  SL's stockholders for the Annual Meeting.

            The entire  expense  of  soliciting  proxies  is being  borne by the
Committee. If the Nominees are elected to the SL Board, the Committee intends to seek  reimbursement of the costs of this  solicitation from SL. Unless otherwise required by law, the Committee does not currently  intend to submit the question of reimbursement of the costs of this  solicitation to a stockholder vote. Costs of this  solicitation  of proxies are  currently  estimated to be  approximately
$___.  The  Committee  estimates  that through the date hereof,  its expenses in connection with this solicitation are approximately $____.

                             PARTICIPANT INFORMATION

            The  general  partner  of Steel is Steel  Partners,  L.L.C.  ("Steel
LLC"), a Delaware limited liability company.  The principal business of Steel is investing in the  securities  of small-cap  companies.  The  principal  business address of Steel and Steel LLC is 150 East 52nd  Street,  21st Floor,  New York,
New York 10022.  Warren G. Lichtenstein is Chairman of the Board,  Secretary and
the Managing  Member of Steel LLC. James  Henderson is a Vice President of Steel
LLC.  Glen Kassan is a Vice  President  of Steel  Partners  Services,  Ltd.,  an
affiliate of Steel.  As of the date  hereof,  Steel is the  beneficial  owner of
623,150  Shares.  Steel  LLC does not  beneficially  own any  Shares on the date hereof,  except  by  virtue  of its role in  Steel.  For  information  regarding purchases and sales of Shares  during the past two years by Steel,  see Schedule
I.

            Newcastle is a Texas limited partnership.  The principal business of
Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities.  The principal  business address of Newcastle is 200 Crescent Court,
Suite 670, Dallas,  Texas 75201.  Mark E. Schwarz is the sole general partner of
Newcastle.  As of the date hereof,  Newcastle is the beneficial owner of 217,350
Shares.  For information  regarding the purchases and sales of Shares during the past two years by Newcastle, see Schedule I.

            The Board of  Directors of SL has a single  class of  directors.  At each annual  meeting of  stockholders,  the  directors are elected to a one-year term. The Nominees,  if elected,  would serve as directors until the next annual meeting of stockholders  and until the due election and  qualification  of their successors.  The  Committee has no reason to believe any of the Nominees will be disqualified or unable or unwilling to serve if elected.

                                LEGAL PROCEEDINGS

             On October 23, 2001, Steel filed an action in the Superior Court of
New Jersey  Chancery  Division,  Morris County,  to compel SL to hold its annual meeting of stockholders on December 19, 2001.  Section 14A:5-2 of the New Jersey
Business  Corporation Act permits the Superior Court to compel an annual meeting of  stockholders  upon  application of any  stockholder if there is a failure to hold an annual  meeting  of  stockholders  for a period  of 13 months  after the corporation's  last  annual  meeting.  Steel  believes  that SL has not  held or scheduled an annual meeting of stockholders  since November 9, 1999. On November
9, 2001,  Steel and SL stipulated  that an annual meeting of  stockholders of SL will be convened on January  22, 2002 at which time only the  following  matters will be voted upon by the  stockholders:  (i) the election of no more than eight
(8) directors;  (ii) the  ratification of the appointment of an accounting firm;
and (iii) such other matters which properly may come before the meeting. None of the  Nominees  are  otherwise  adverse to SL or any of its  subsidiaries  in any material pending legal proceedings.

                CERTAIN TRANSACTIONS BETWEEN THE COMMITTEE AND SL

            Except as set forth in this Proxy Statement (including the Schedules hereto),  neither  the  Committee  nor  any of the  other  participants  in this solicitation,  or any of their respective associates: (i) directly or indirectly beneficially  owns  any  Shares  or any  securities  of SL;  (ii)  has  had  any relationship with SL in any capacity other than as a

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 26 of 41 Pages
-----------------------------                          -------------------------

stockholder, or is or has been a party to any transactions, or series of similar transactions,  or was  indebted  to SL during the past year with  respect to any
Shares of SL; or (iii) knows of any transactions during the past year, currently proposed transactions,  or series of similar transactions, to which SL or any of its  subsidiaries  was or is to be a party, in which the amount involved exceeds
$60,000  and in which any of them or their  respective  affiliates  had, or will have, a direct or indirect  material  interest.  In addition,  other than as set forth herein,  there are no contracts,  arrangements or  understandings  entered into by the Committee or any other  participant in this  solicitation  or any of their respective associates within the past year with any person with respect to any of SL's securities,  including,  but not limited to, joint ventures, loan or option  arrangements,  puts or calls,  guarantees  against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

            Except as set forth in this Proxy Statement (including the Schedules hereto),  neither  the  Committee  nor  any of the  other  participants  in this solicitation,  or any of  their  respective  associates,  has  entered  into any agreement  or  understanding  with any  person  with  respect  to (i) any future employment by SL or its affiliates or (ii) any future  transactions  to which SL or any of its  affiliates  will or may be a party.  However,  the  Committee has reviewed,  and will  continue  to  review,  on the basis of  publicly  available information,  various possible business strategies that it might consider in the event that the Nominees are elected to the Board.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

            The  Committee is unaware of any other  matters to be  considered at the  Annual  Meeting  other  than the  ratification  of the  appointment  of the
Company's auditors. We express no opinion with respect to the proposal to ratify the appointment of the Company's auditors.  However, should other matters, which the  Committee is not aware of a reasonable  time before this  solicitation,  be brought before the Annual Meeting,  the persons named as proxies on the enclosed
GOLD proxy card will vote on such matters in their discretion.

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 27 of 41 Pages
-----------------------------                          -------------------------

            The information  concerning SL contained in this Proxy Statement and the Schedules  attached  hereto has been taken from, or is based upon,  publicly available  information.  To date,  the Committee has not had access to the books and records of SL.

                                        THE RORID COMMITTEE

                                        November __, 2001

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 28 of 41 Pages
-----------------------------                          -------------------------

                                   SCHEDULE I
                                   ----------

              TRANSACTIONS IN THE SHARES DURING THE PAST TWO YEARS
              ----------------------------------------------------

Shares of Common Stock                Price Per                 Date of
       Purchased                        Share                   Purchase
       ---------                        -----                   --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

        4,000                         $10.73250                  10/06/00
          500                         $10.79000                  10/12/00
       16,000                         $10.78090                  10/17/00
       18,400                         $10.08230                  10/18/00
        9,200                         $10.80000                  10/25/00
        2,000                         $10.55000                  11/22/00
        1,500                         $11.00830                  11/27/00
          100                         $10.95000                  11/30/00
        7,500                         $10.82080                  12/04/00
        9,800                         $10.99900                  12/05/00
        2,000                         $11.05000                  12/06/00
          200                         $10.86250                  12/11/00
        6,000                         $10.85440                  12/12/00
        4,700                         $10.76010                  12/13/00
        2,600                         $10.71590                  12/14/00
        1,000                         $10.98750                  12/15/00
          500                         $10.86250                  12/18/00
          700                         $10.98750                  12/20/00
        1,500                         $10.34170                  12/22/00
        5,100                         $10.67500                  12/26/00
        3,500                         $11.22860                  12/28/00
        2,500                         $11.45000                  12/29/00
       18,300                         $11.10460                  01/04/01
        1,800                         $11.05000                  01/05/01
        3,500                         $10.92500                  01/08/01

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 29 of 41 Pages
-----------------------------                          -------------------------

          200                         $10.80000                    01/11/01
          500                         $11.05000                    01/18/01
        2,500                         $11.28750                    01/22/01
       15,600                         $11.30000                    01/23/01
        6,500                         $11.75460                    02/02/01
       17,000                          $5.70820                    09/28/01
       10,000                          $4.99000                    10/08/01
       30,000                          $3.78000                    10/09/01
       26,150                          $4.61720                    10/11/01
        2,500                          $5.10200                    10/12/01
       33,500                          $4.99990                    10/19/01
        1,000                          $5.03000                    10/22/01

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------

       10,000                         $10.8725                    02/04/00
        5,000                         $10.6750                    02/09/00
        4,700                         $10.5600                    02/11/00
       10,000                         $10.5600                    02/11/00
          300                         $10.5600                    02/14/00
        9,000                         $10.4944                    02/14/00
        4,000                         $10.4350                    02/16/00
          800                         $10.4350                    02/17/00
          200                         $10.4350                    02/18/00
        3,000                         $10.1750                    03/13/00
       15,000                         $10.1333                    03/14/00
        2,700                          $9.9250                    03/15/00
        3,000                          $9.9250                    03/17/00
        1,000                          $9.9250                    03/20/00
       10,000                          $9.9875                    03/28/00
        5,000                          $9.7375                    04/11/00
        6,500                          $9.8625                    04/14/00

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 30 of 41 Pages
-----------------------------                          -------------------------

        4,000                            $9.5188                   05/11/00
        2,000                            $9.4250                   05/12/00
        3,000                            $9.4250                   05/15/00
        2,000                            $9.8000                   06/26/00
        2,000                            $9.8000                   07/03/00
        2,000                            $9.4875                   07/05/00
        3,000                            $9.4667                   07/07/00
        4,000                           $10.4250                   12/22/00
        4,000                           $11.4100                   06/01/01
          500                           $11.4000                   06/04/01
          100                           $11.4000                   06/05/01
          300                           $11.4000                   06/06/01
        1,000                           $11.4000                   06/07/01
        1,000                           $11.4000                   06/08/01
          900                           $11.4000                   06/11/01
        1,200                           $11.4100                   06/15/01
        6,000                            $7.4363                   07/30/01
       10,000                            $7.5500                   08/01/01
        2,000                            $7.5000                   08/01/01
       10,000                            $7.6000                   08/06/01
        5,000                            $7.7410                   09/17/01
       26,150                            $4.6178                   10/11/01
        2,500                            $5.1080                   10/12/01
       33,500                            $5.0003                   10/19/01
        1,000                            $5.0450                   10/22/01

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 31 of 41 Pages
-----------------------------                          -------------------------

                             WARREN G. LICHTENSTEIN
                             ----------------------

                                     NONE(1)

                                 MARK E. SCHWARZ
                                 ---------------

                                     NONE(2)

                               JAMES R. HENDERSON
                               ------------------

                                      NONE

                                   GLEN KASSAN
                                   -----------

                                      NONE

                                 STEVEN WOLOSKY
                                 --------------

                                      NONE
--------
    (1)     By  virtue  of his  position  with  Steel  Partners  II,  L.P.,  Mr.
            Lichtenstein  has the power to vote and dispose of SL's Shares owned
            by  Steel  Partners  II,  L.P.  Accordingly,   Mr.  Lichtenstein  is
            considered the  beneficial  owner of the Shares of SL owned by Steel
            Partners II, L.P.

    (2)     By virtue of his position with Newcastle Partners, L.P., Mr. Schwarz has the power to vote and dispose of SL's Shares  owned by Newcastle
            Partners, L.P. Accordingly, Mr. Schwarz is considered the beneficial owner of the Shares of SL owned by Newcastle Partners, L.P.

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 32 of 41 Pages
-----------------------------                          -------------------------

                                   SCHEDULE II
                                   -----------

           SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT
           -----------------------------------------------------------

The following is based solely on information provided in the Company's Form 10-K for the year ended December 31, 2000

            The  following  table  sets  forth  certain  information   regarding
ownership of the shares, as of March 16, 2001 (except as otherwise  noted),  by:
(i) each person or entity  (including such person's or entity's  address) who is known by SL to own beneficially  more than five percent of the Company's shares,
(ii) each of the Company's  Directors and nominees for Director who beneficially owns shares,  (iii) each Named Executive  Officer who beneficially  owns shares, and (iv) all  executive  officers  and  Directors  as a group.  The  information presented in the table is based upon the most recent filings with the Securities and Exchange  Commission by such persons or upon information  otherwise provided by such persons to SL.

                                                         Number of
                                                           Shares
                                                        Beneficially
Name of Beneficial Owner                                  Owned(1)          Percentage Owned
------------------------                                  --------          ----------------
Dimensional Fund Advisors, Inc.
1299 Ocean Avenue
11th Floor
Santa Monica, CA 90401...............................      296,400(2)              5.21%

The Gabelli Funds
One Corporate Center
Rye, NY 10580-1435...................................    1,269,620(3)             22.32%

Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071................................      525,000(4)              9.23%

Steel Partners II, L.P.
150 E. 52nd Street
21st Floor
New York, NY 10022...................................      503,500(5)              8.85%

J. Dwane Baumgardner.................................       57,153(6)              *

Richard E. Caruso....................................        5,992(7)              *

Owen Farren..........................................      239,914(8)              4.22%

Charles T. Hopkins...................................          1,000               *

David R. Nuzzo.......................................       40,781(9)              *

J. Edward Odegaaard..................................       2,000(10)              *

Walter I. Rickard ...................................      12,669(11)              *

Robert J. Sanator....................................          8,000               *

All Directors and Executive Officers as a Group......     367,509(12)              6.46%

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 33 of 41 Pages
-----------------------------                          -------------------------

---------------------------------------------------------------
*           Less than one percent (1%).

(1)         Beneficial  ownership is determined in accordance  with the rules of the Securities and Exchange Commission. Under such rules, shares are deemed to be beneficially owned by a person or entity if such person or entity has or shares the power to vote or dispose of the  shares, whether or not such  person or entity has any  economic  interest in such shares. Except as otherwise indicated, and subject to community property laws where  applicable,  the persons and entities  named in the table above have sole voting and  investment  power with respect to all shares of Common Stock shown as  beneficially  owned by them.
            Shares of Common  Stock  subject to options  or  warrants  currently exercisable or exercisable within 60 days are deemed outstanding for purposes of  computing  the  percentage  ownership  of the person or entity holding such option or warrant but are not deemed outstanding for  purposes of  computing  the  percentage  ownership of any other person or entity.

(2)         Dimensional  Fund  Advisors,  Inc.  ("Dimensional"),   a  registered
            investment  advisor,  is  deemed  to have  beneficial  ownership  of
            296,400 shares, as of February 2, 2001, all of which shares are held in portfolios of DFA Investment  Dimensions Group Inc., a registered open-end  investment  company,  or in series  of the DFA  Investment
            Trust Company, a Delaware business trust, or the DFA Group Trust and
            DFA  Participation  Group Trust,  investment  vehicles for qualified
            employee  benefit  plans,  all  of  which   Dimensional   serves  as
            investment manager.  Dimensional  disclaims  beneficial ownership of all such shares.

(3)         Includes the following shares deemed to be owned beneficially, as of
            March  6,  2001,   by  the   following   affiliates   (the  "Gabelli
            Affiliates"): 73,600 shares held by Gabelli Funds, LLC, a registered investment  advisor and  wholly-owned  subsidiary  of Gabelli  Asset
            Management,  Inc.  ("GAMI"),  a public  company  and  subsidiary  of
            Gabelli Group Capital Partners, Inc. ("Gabelli Partners"); 1,001,520
            shares  held by  GAMCO  Investors,  Inc.,  a  registered  investment advisor and wholly-owned  subsidiary of GAMI;  25,000 shares held by
            Gabelli  Advisors,  Inc.,  an investment  advisor and  subsidiary of
            GAMI;   1,000  shares  held  by  Gabelli   Foundation,   Inc.   (the
            "Foundation"),  a private foundation;  60,000 shares held by Gabelli
            Performance   Partnership  LP  ("GPP"),  whose  primary  purpose  is
            investing  in  securities;   and  108,500  shares  held  by  Gabelli
            International  Limited,  whose primary business purpose is investing in a portfolio of equity securities and securities  convertible into or  exchangeable  for  equity  securities  in order to  achieve  its investment  objective of  significant  long-term  growth of capital.
            Each of the Gabelli  Affiliates  claims sole voting and  dispositive power over the shares held by it. The foregoing persons do not admit to  constituting  a group within the meaning of Section 13(d) of the
            Securities  Exchange Act.  Mario J. Gabelli is the Chief  Investment
            Officer of each of the Gabelli Affiliates;  the majority stockholder and Chairman of the Board of Directors and Chief  Executive  Officer
            of Gabelli  Partners  and GAMI;  the  President,  a Trustee  and the
            Investment Manager of the Foundation;  and the portfolio manager for
            GPP. The general  partner of GPP is MJG  Associates,  Inc., the sole shareholder, director and employee of which is Mario J. Gabelli.

            GAMCO Investors,  Inc. is a New York corporation,  Gabelli Advisors,
            Inc. is a Delaware corporation, and Gabelli Funds, LLC is a New York limited liability company, each having its principal business office at One  Corporate  Center,  Rye,  New York 10580.  GPP is a New York
            limited  partnership  having its  principal  business  office at 401
            Theodore  Fremd Ave.,  Rye,  New York 10580.  Gabelli  International
            Limited is a  corporation  organized  under the laws of the  British
            Virgin  Islands,   having  its  principal  business  office  at  c/o
            MeesPierson  (Cayman)  Limited,  British American Centre,  Dr. Roy's
            Drive-Phase 3, George Town, Grand Cayman,  British West Indies.  The
            Foundation  has its  principal  offices at 165 West Liberty  Street,
            Reno, Nevada 90501.

(4)         Oaktree  Capital  Management,  LLC, a California  limited  liability company  ("Oaktree"),  is deemed  to have  beneficial  ownership  of
            525,000  shares as of December 31, 2000.  The principal  business of
            Oaktree is providing  investment  advice and management  services to institutional and individual investors. Oaktree's General Partner is
            OCM  Principal   Opportunities   Fund,   L.P.,  a  Delaware  limited
            partnership.

(5)         Steel  Partners  II,  L.P.,  ("Steel  Partners  II"),  is a Delaware
            limited partnership.  Steel Partners II is deemed to have beneficial ownership of 503,500  shares as of February 15, 2001.  The principal business of Steel Partners

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 34 of 41 Pages
-----------------------------                          -------------------------

            II is  investing  in the  securities  of microcap  companies.  Steel
            Partners II's General Partner is Steel Partners  L.L.C.,  a Delaware
            limited liability company.

(6)         Includes  55,153  shares  which  Mr.  Baumgardner  has the  right to acquire at any time upon exercise of stock options.

(7)         Includes 5,992 shares,  which Mr. Caruso has the right to acquire at any time upon exercise of stock options.

(8)         Includes 69 shares  owned  jointly by Mr.  Farren and his wife,  who share voting and investment  power,  6,200 shares held in an IRA for
            Mr. Farren, 20,245 shares beneficially owned as a participant in the
            Company's  Savings and Pension  Plan,  and 202,600  shares which Mr.
            Farren has the right to acquire,  at any time,  upon the exercise of stock options.

(9)         Includes  1,781  shares   beneficially  owned  by  Mr.  Nuzzo  as  a
            participant  in the Company's  Savings and Pension Plan,  and 34,500
            shares  which Mr.  Nuzzo has the right to  acquire  at any time upon exercise of stock options.

(10)        Shares owned jointly by Mr. Odegaaard and his wife, who share voting and investment power.

(11)        Includes 12,331 shares which Mr. Rickard has the right to acquire at any time upon exercise of stock options.

(12)        Includes 87,597 shares which  directors and executive  officers have the right to acquire, at any time, upon the exercise of nonqualified and incentive stock options granted by the Company. Except for 4,385 shares, as to which certain  directors and executive  officers share voting and investment  power,  the directors and executive  officers have sole voting and investment power as to the shares  beneficially owned by them.

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 35 of 41 Pages
-----------------------------                          -------------------------

                                    IMPORTANT

            Tell your Board what you think!  Your vote is  important.  No matter how many Shares you own,  please  give Steel your proxy FOR the  election of the
Nominees by taking three steps:

            1.          SIGNING the enclosed GOLD proxy card,

            2.          DATING the enclosed GOLD proxy card, and

            3.          MAILING  the  enclosed  GOLD  proxy  card  TODAY  in the
                        envelope  provided  (no postage is required if mailed in
                        the United States).

            If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution,  only it can vote such Shares and only upon receipt of your  specific  instructions.  Accordingly,  please  contact the person responsible for your account and instruct that person to execute the GOLD proxy card  representing  your  Shares.  The  Committee  urges you to confirm in writing  your  instructions  to the  Committee  in  care  of  Innisfree  M&A
Incorporated  at the address  provided below so that the Committee will be aware of all instructions  given and can attempt to ensure that such  instructions are followed.

            If you have any  questions  or require  any  additional  information concerning this Proxy Statement,  please contact Innisfree M&A  Incorporated at the address set forth below.

                        [INNISFREE M&A INCORPORATED LOGO]
                          501Madison Avenue, 20th Floor
                            New York, New York 10022

                         CALL TOLL FREE: (888) 750-5834
                BANKERS AND BROKERS CALL COLLECT: (212) 750-5833

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 36 of 41 Pages
-----------------------------                          -------------------------

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED NOVEMBER 20, 2001

               SL INDUSTRIES, INC. ANNUAL MEETING OF STOCKHOLDERS

 THIS PROXY IS SOLICITED ON BEHALF OF THE RORID COMMITTEE

The undersigned  appoints Warren G. Lichtenstein and Mark E. Schwarz and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of SL Industries,  Inc. (the "Company") which the undersigned would be entitled to vote if personally  present at the Annual Meeting of Stockholders of the Company,  and including at any adjournments or postponements  thereof and at any meeting called in lieu thereof, as follows:

1.      ELECTION OF DIRECTORS:                         FOR      WITHHOLD    FOR ALL
                                                       ALL         ALL      Except nominee(s)
             Nominees: Warren Lichtenstein, Mark                            written below
             Schwarz, James Henderson, Glen Kassan,    [   ]     [    ]         [   ]
             and Steven Wolosky

             ------------------------------------

2.      In their  discretion  with respect to any other  matters as may properly come before the Annual Meeting.

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 37 of 41 Pages
-----------------------------                          -------------------------

            The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with  respect to the shares of Common  Stock of the Company held by the undersigned,  and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue  hereof.  If properly  executed,  this proxy will be voted as directed above.  If no direction is indicated  with respect to the above  proposal,  this proxy will be voted FOR the election of the Nominees,  or any  substitutions  or additions thereto.

            This proxy will be valid  until the sooner of one year from the date indicated below and the completion of the Annual Meeting.

DATED:  _________________________________, 2001.

 PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

 -------------------------------------------------------
(Signature)

 -------------------------------------------------------
 (Signature, if held jointly)

 -------------------------------------------------------
 (Title)

     WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS,
 ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 38 of 41 Pages
-----------------------------                          -------------------------

                             STEEL PARTNERS II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                                       November 21, 2001

SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

Attention:    Corporate Secretary

Gentlemen:

            Steel Partners II, L.P. ("Shareholder") is the record and beneficial holder of 623,150  shares (the  "Shares") of common stock,  $0.20 par value (the
"Common  Stock"),  of  SL  Industries,  Inc.,  a  New  Jersey  corporation  (the
"Company"),  as of the close of  business  on  November  20,  2001.  The  Shares represent  approximately  10.9% of the issued and  outstanding  Common  Stock as reported in the Company's Form 10-Q for the fiscal  quarter ended  September 30,
2001. For evidence of Shareholder's ownership, reference is made to the Schedule
13D,  as  amended,  filed  by  Shareholder  with  the  Securities  and  Exchange
Commission.

            Shareholder,  as the holder of in excess of 5% of the Common  Stock, hereby  demands  the  right,  pursuant  to  Section  14A:5-28  of the New Jersey
Business  Corporation  Act, during the usual hours for business,  to inspect the following  records and  documents  of the Company and to make copies or extracts therefrom:

A complete  record or list of the holders of the Common Stock,  certified by its transfer agent(s) and/or  registrar(s),  showing the name, address and number of shares registered in the name of each such holder, as of the date of this letter
(the "Date");

            (a)         A  magnetic  computer  tape list of the  holders  of the
                        Common Stock as of the Date,  showing the name,  address
                        and number of shares registered in the name of each such
                        holder;  such computer  processing  data as is necessary
                        for  Shareholder  to make use of such magnetic  computer
                        tape; and a hard copy printout of such magnetic computer
                        tape for verification purposes;

            (b)         A stop list or stop lists  relating  to shares of Common
                        Stock of the  Company  and any  additions  or  deletions
                        thereto;

            (c)         Daily  transfer  sheets and updated lists of the holders
                        of the Common Stock  showing  changes in the list of the
                        Company's  shareholders  referred to above from the Date
                        until December 5, 2001 (the "Record  Date"),  the record
                        date established for the

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 39 of 41 Pages
-----------------------------                          -------------------------

                        annual meeting of shareholders of the Company  scheduled
                        to be held on January 22, 2002,  or any other meeting of
                        shareholders held in lieu thereof, and any adjournments,
                        postponements,  reschedulings or  continuations  thereof
                        (the "Annual Meeting");

            (d)         All information in the Company's or its transfer agent's
                        possession,  or which can  reasonably  be obtained  from
                        nominees of any central  certificate  depository systems
                        or their nominees,  brokers,  dealers, banks, respondent
                        banks,  clearing  agencies,   voting  trusts  and  their
                        nominees or other  nominees,  concerning  the number and
                        identity of the actual  beneficial  owners of the Common
                        Stock as of the Date and the Record  Date,  including an
                        alphabetical breakdown of any holdings in the respective
                        names  of  Cede  &  Co and  DLJ  and  other  similar
                        depositories or nominees as well as any material request
                        list  provided  by  Automatic  Data  Processing-Investor
                        Communications  Services and any omnibus  proxies issued
                        by such entities;

            (e)         All  information  in or which  comes into the  Company's
                        possession  or which can  reasonably  be  obtained  from
                        brokers,  dealers,  banks,  clearing  agencies or voting
                        trustees  relating  to the  names  of the  non-objecting
                        beneficial owners of the Common Stock in the format of a
                        printout in descending  order balance (such  information
                        with respect to brokers and dealers is readily available
                        to the  Company  under  Rule  14b-1  of  the  Securities
                        Exchange Act of 1934, as amended (the  "Exchange  Act"),
                        from ADP Proxy Services);

            (f)         All "respondent bank" lists and omnibus proxies for such
                        lists, pursuant to Rule 14b- 2 of the Exchange Act;

            (g)         A  list  of   shareholders   of  the   Company  who  are
                        participants  in any Company  employee stock  ownership,
                        stock  purchase,  stock option,  retirement,  restricted
                        stock, incentive,  profit sharing, dividend reinvestment
                        or any  similar  plan in which  voting of  Common  Stock
                        under the plan is  controlled,  directly or  indirectly,
                        individually   or    collectively,    by   such   plan's
                        participants,  showing  (i) the name and address of each
                        such  participant,  (ii) the  number of shares of Common
                        Stock  attributable to each such participant in any such
                        plan,  and (iii) the method by which the  Shareholder or
                        its agents may communicate with each such participant;

            (h)         A correct and complete copy of the bylaws of the Company
                        and any and all changes of any sort to the bylaws of the
                        Company  hereafter  made  through the date of the Annual
                        Meeting, including, without limitation, any amendment to
                        existing   bylaws,   any  adoptions  of  new  bylaws  or
                        deletions from existing bylaws; and

            (i)         The undersigned demands that modifications, additions or
                        deletions  to any and  all  information  referred  to in
                        paragraphs  (a)  through  (i) above from the date of any
                        information,  to  and  including  the  Record  Date,  be
                        immediately  furnished to the designated parties as such
                        modifications,  additions or deletions  become available
                        to the Company or its agents or representatives.

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 40 of 41 Pages
-----------------------------                          -------------------------

            Shareholder  will bear the reasonable  costs incurred by the Company including those of its transfer  agent(s) or registrar(s) in connection with the production of the information demanded.

            The purpose of this demand is to enable  Shareholder  to communicate with the Company's  shareholders in connection with the election of directors at the Annual Meeting.

            Shareholder  hereby  designates  and  authorizes  Innisfree  M&A
Incorporated and any other persons  designated by them,  acting singly or in any combination,  to conduct the  inspection  and copying  herein  requested.  It is requested  that  the  information  identified  above  be made  available  to the designated parties on the sixth business day after receipt of this demand.

            Please immediately advise Steven Wolosky,  Esq. or Adam W. Finerman,
Esq. of Olshan Grundman Frome Rosenzweig & Wolosky LLP at (212) 753-7200, as
to when and where the items demanded above will be available.

                                        STEEL PARTNERS II, L.P.

                                        By:  Steel Partners, L.L.C.
                                             its General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------
                                            Warren G. Lichtenstein
                                            Chief Executive Officer

-----------------------------                          -------------------------
CUSIP No. 784413106                    13D              Page 41 of 41 Pages
-----------------------------                          -------------------------

State of New York   )
                    )  ss:
County of New York  )

            WARREN  G.  LICHTENSTEIN,   being  sworn,  states:  I  executed  the
foregoing  letter,  and the information  and facts stated therein  regarding the share  ownership  of Steel  Partners II, L.P. and the purpose of this demand for inspection are true and correct.

                                              /s/ Warren G. Lichtenstein
                                              --------------------------
                                              Warren G. Lichtenstein

Subscribed and sworn to before me
this 21st day of November, 2001.

/s/ Nicole A. London
--------------------
Notary Public

My commission expires: April 3, 2002
                       -------------